Exhibit B
Zbigniew Lobacz
UI. Kosynierow 27, PL — 84-230 Rumia
August 3, 2011
By E-Mail, Facsimile and Registered Mail
Helix BioPharma Corp.
1188 WEST GEORGIA STREET
SUITE 1260
VANCOUVER BC V6E 4A2, Canada
Attention: Kenneth A. Cawkwell, Corporate Secretary
Dear Mr. Cawkwell:
Shareholder Proposals for Inclusion in the Management Proxy Circular for the 2011 Annual Meeting of Shareholders
I hereby submit the enclosed shareholder proposals (collectively, the “Proposals”) for inclusion in the Helix BioPharma Corp. (the “Corporation”) management proxy circular to be circulated to the Corporation’s shareholders in conjunction with the next annual meeting of shareholders of the Corporation. The Proposals relate to: (a) three nominations for election to the board of directors of the Corporation; and (b) the extension of the terms of certain warrants issued by the Corporation.
I am the beneficial owner of 6,240,000 common shares in the capital of the Corporation and which I have held continuously for more than six months prior to the date of this letter. I intend to hold these common shares through the date of the Corporation’s next annual meeting of shareholders. Either I or my designated representative will present the Proposals for consideration at the annual meeting of shareholders.
If you have any questions or wish to discuss the Proposals, please contact me by email at zbigniew.lobacz@gmail.com or by mail to Zbigniew Lobacz, UI. Kosynierow 27, PL — 84-230 Rumia. Copies of any correspondence relating to the Proposals should also be forwarded to Veronika Kandziora by email at v.kandziora@alpha-cm.com or by mail to ACM Alpha Consulting Management AG, Sihleggstrasse 23, CH — 8832 Wollerau, Schweiz.

Yours truly,

/s/ Zbigniew Lobacz

Zbigniew Lobacz
c:	Donald H. Segal, Chairman of the Board & Chief Executive Officer, Helix BioPharma Corp. John M. Docherty, President & Chief Operating Officer, Helix BioPharma Corp.

A.	Proposal Regarding Nominations for Election to the Board of Directors of the Corporation
Resolved that: Each of the three following nominees be elected to the board of directors of the Corporation, namely Professor Slawomir Majewski, Dr. Marek Orlowski and Veronika Kandziora (collectively the “Shareholder Nominees”), together with the following incumbent management nominees, namely Donald A. Segal, Jack M. Kay, W. Thomas Hodgson and Kazimierz Roszkowski-Sliz (collectively, the “Incumbent Nominees”), all to hold such office until the next annual meeting of Shareholders or until their successors are duly elected or appointed.
Professor Slawomir Majewski, Head of the Department of Dermatology and Venereology, Medical University of Warsaw (MUW). Deputy Rector for Science and International Relations at the MUW. Coordinator of the CePT (Center of Preclinical Studies and Technology). Member of scientific advisory board at the Polish Ministry of Health. Since 2003 member of the International Steering Committee of Merck, US.
Dr. Marek Orlowski is the co-founder of the pharmaceutical company Nepentes S.A. Nepentes was listed on the Warsaw stock exchange when Sanofi-Aventis bought his company in 2010 and delisted it. Mr. Orlowski is currently a consultant for Sanofi Aventis for portfolio development and globalisation of brands. He has experience in marketing, supervision of sales, creation of the company’s portfolio and development strategy.
Veronika Kandziora is President and CEO of a Switzerland based financial advisory and asset management firm, ACM Alpha Consulting Management AG. She has experience in the field of corporate development, project management and project financing, marketing and consulting.
Supporting Statement: There are currently seven directors serving on the Corporation’s board of directors, three of whom are non-independent directors, including two directors who are also officers of the Corporation. All three Shareholder Nominees would be, if elected to the board of directors of the Corporation, independent directors.
The Corporation and its shareholders will greatly benefit from the addition to its board of directors of the Shareholder Nominees, all of whom have the relevant experience and expertise in public companies, corporate development, corporate governance, capital markets and other matters that are critical in ensuring that the Corporation realize its full potential. The Shareholder Nominees possess the vision and commitment to enhance value for the benefit of all shareholders of the Corporation and will work with the Incumbent Nominees, if elected, and management to pursue the options that are in the best interests of the Corporation and that they believe will maximize shareholder value.

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B.	Proposal Regarding Extension of Terms of Certain Warrants
1.
Resolved that: The shareholders ratify the amendment to the terms of 3,400,000 warrants issued by the Corporation entitling the holder(s) thereof to purchase, subject to adjustment, up to 3,400,000 common shares at a price of $2.36 per common share to extend the exercise period of such warrants from October 1, 2011 to October 1, 2013 (the “2011 Warrants”), not including any votes attached to the common shares held by those shareholders who hold the 2011 Warrants.

2.
Resolved that: The shareholders ratify the amendment to the terms of 6,625,000 warrants issued by the Corporation entitling the holder(s) thereof to purchase, subject to adjustment, up to 6,625,000 common shares at a price of $2.87 per common share to extend the exercise period of such warrants from September 7, 2012 to September 7, 2014 (the “2012 Warrants”), not including any votes attached to the common shares held by those shareholders who hold the 2012 Warrants.

3.
Resolved that: The shareholders ratify the amendment to the terms of 4,530,000 warrants issued by the Corporation entitling the holder(s) thereof to purchase, subject to adjustment, up to 4,530,000 common shares at a price of $3.40 per common share to extend the exercise period of such warrants from August 5, 2013 to August 5, 2015 (the “2013 Warrants”), not including any votes attached to the common shares held by those shareholders who hold the 2013 Warrants.

Supporting Statement: On March 28, 2011, the Corporation closed a private placement of a total of 1,652,719 units, each unit consisting of one common share and one common share purchase warrant, with each such warrant entitling the holder thereof to purchase one common share at a price of $3.35 until March 27, 2016. The terms of common share purchase warrants previously issued on a private placement basis by the Corporation, namely those warrants noted in the resolutions above, provide the holders thereof with an exercise period of three years from the date of issuance of the warrants, as opposed to an exercise period of five years from the date of issuance of the warrants issued by the Corporation on March 28, 2011. To ensure that all holders of the Corporation’s warrants are treated consistently, the terms of all warrants that provide for an exercise period of less than five years should be amended. The resolutions noted above are to be presented to the shareholders of the Corporation as three separate resolutions as three separate tranches of common share purchase warrants are affected by the proposed amendments.

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